MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : HOLDINGS

Top 15 Holdings as of March 31, 2010	
Ingersoll Rand Co., Ltd.	3.93%
Sanofi Aventis ADR	3.85%
WellPoint Inc.	3.79%
3M Co.	3.52%
Microsoft Corp.	3.45%
Pfizer Inc.	3.36%
News Corp.	3.34%
Unilever Plc ADR	3.30%
Illinois Tool Works Inc.	3.25%
General Electric Co.	3.21%
Travelers Inc.	3.17%
eBay Inc.	3.17%
Bank of America Corp.	3.15%
AstraZeneca Plc ADR	3.07%
Time Warner Inc.	3.07%

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : SECTORS

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS


Materials 2.18%
Net Cash 1.26%
Telecommunications 3.61%
Consumer Staples 9.12%
Health Care 24.29%
Consumer Discretionary 12.12%
Information Technology 12.18%
Financials 18.24%
Industrials 17.00%

Fund Sectors as of March 31, 2010	
Health Care	24.29%
Financials	18.24%
Industrials	17.00%
Information Technology	12.18%
Consumer Discretionary	12.12%
Consumer Staples	9.12%
Telecommunication Services	3.61%
Materials	2.18%
Net Cash	1.26%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.